                          [FIRST CHICAGO LETTERHEAD]


                                                              EXHIBIT (b)


                                                     March 31, 1997
SPX Corporation
700 Terrace Point Drive
Muskegon, MI 49443-3301


Attention:  Mr. Patrick O'Leary
            Vice President Finance,
            Treasurer, and Chief Financial Officer


Gentlemen/Ladies:
 .
                             Re: Commitment Letter

SPX Corporation (the "Borrower"), has requested a credit facility (the "Facility") in the aggregate principal amount of $400 million (the "Aggregate Commitment"). The First National Bank of Chicago is pleased to offer to act as administrative agent (the "Agent") under the Facility and to commit to make loans to the Borrower in the amount of the Aggregate Commitment on the terms and subject to the conditions set forth herein and in the term sheet attached hereto (the "Term Sheet"). The Agent intends, and reserves the right, to syndicate the Facility to a group of lenders (collectively, including the Agent, the "Lenders") selected by First Chicago Capital Markets, Inc. ("FCCM") and reasonably acceptable to the Borrower. FCCM will act as arranger (the "Arranger") and will, upon consultation with the Borrower, manage all aspects of the syndication including, without limitation, the timing of all offers to potential lenders, the acceptance of commitments, and the amounts accepted. The Borrower agrees to participate actively in the preparation of an information package regarding the operations and prospects of the Borrower and the presentation of the information to prospective lenders.

The obligation of the Agent to make loans under the Facility is subject to the following: (i) the preparation, execution, and delivery of a credit agreement ("Credit Agreement") and other loan documents (collectively, together with the Credit Agreement, the "Loan Documents") mutually acceptable to the Borrower and the Lenders incorporating, without limitation, substantially the terms and conditions outlined herein and in the Term Sheet; and (ii) except as disclosed in the Borrower's Report on Form 10-K for the fiscal year ended December 31, 1996 previously provided to the Agent, the Agent's determination that there is no

[FIRST OF CHICAGO LETTERHEAD]


                                                       March 31, 1997
material adverse change in the business, condition (financial or otherwise), operations, performance, properties of the Borrower since December 31, 1996 and prior to closing; and (iii) the absence of any material adverse change prior to closing in primary and secondary loan syndication markets or capital markets generally which the Agent reasonably believes would adversely affect the Agent's ability to syndicate the Facility as contemplated hereby.

The Borrower hereby agrees to reimburse the Agent and the Arranger for all reasonable out-of-pocket expenses (including the reasonable fees, time charges, and expenses of attorneys for the Agent and the Arranger, which attorneys may be employees of the Agent or the Arranger) incurred in connection with the preparation, negotiation, execution, syndication, and enforcement of this commitment letter, the fee letter of even date herewith between the Borrower and the Agent and the Arranger (the "Fee Letter"), the Loan Documents, and any other documentation contemplated hereby or thereby.

The Borrower hereby further agrees to (i) indemnify and hold harmless the Agent, the Arranger, the Lenders, and their respective officers, employees, agents, and directors (each an "indemnified party") against any and all losses, claims, damages, costs, expenses (including the reasonable fees, time charges, and expenses of attorneys for the indemnified parties, which attorneys may be employees of the indemnified parties), or liabilities of every kind whatsoever (collectively, the "Indemnified Obligations") to which each of the indemnified parties may become subject arising out of this Commitment Letter, Term Sheet or Fee Letter, or the syndication of the Facility, including, without limitation, expenses incurred in connection with investigating or defending against any liability or action (whether or not such indemnified party is a party thereto), except that the Borrower shall not be liable for any Indemnified Obligations of any indemnified party to the extent (a) any of the foregoing is found in a final judgment by a court of competent jurisdiction to have arisen from such indemnified party's gross negligence or willful misconduct, or (b) such Indemnified Obligations arise as a result of any claim, litigation or proceeding between Borrower and Agent in which the Borrower prevails; and (ii) assert no claim against any indemnified party seeking consequential damages on any theory of liability in connection in any way with the transaction which is the subject of this Commitment.

The Borrower's obligations under the immediately preceding two paragraphs shall continue and are and shall remain absolute obligations of the Borrower, unless and until superseded by the indemnity provisions of definitive Loan Documents, whether or not Loan Documents are executed or any loan is made by the Agent

[FIRST OF CHICAGO LETTERHEAD]


                                                                March 31, 1997
or any conditions of lending are met. The obligations of the Agent and the Arranger under this commitment letter shall be enforceable solely by the Borrower and may not be relied upon by any other person.

This commitment letter, the Fee Letter, and the Term Sheet are for the Borrower's confidential use only and may not be disclosed by it to any person other than its employees, attorneys, and financial advisors (but not commercial lenders), and then only in connection with the proposed transaction and on a confidential basis, except where (in the Borrower's judgment) disclosure is required by law or where the Agent or the Arranger consents to the proposed disclosure, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, the Agent consents to the inclusion of this commitment letter and term sheet in the Borrower's Schedule 13E-4 to be filed on or about April 10, 1997. Officers, directors, employees, and agents of each of the Arranger and the Agent shall at all times have the right to share information (subject to the confidentiality provisions of the Confidentiality Agreement dated on or about the date hereof by the Agent and FCCM to the Borrower) received from the Borrower and its affiliates and their respective officers, directors, employees, and agents.

Please indicate the Borrower's acceptance of the commitment herein contained in the space indicated below and return a copy of this commitment letter so executed to the Arranger. By its acceptance hereof, the Borrower agrees to pay the Agent and the Arranger the fees described in the Term Sheet and Fee Letter. This commitment will expire at 5:00 p.m. (CST) on the fifth business day following the date hereof, unless on or prior to such time the Arranger shall have received a copy of this commitment letter executed by the Borrower, together with the fees due and payable pursuant to the Fee Letter. Notwithstanding timely acceptance of this commitment letter pursuant to the preceding sentence, the commitment herein contained will automatically terminate unless definitive Loan Documents are executed on or before April 30, 1997.

This commitment letters, the Fee Letters, and the Term Sheet supersede any and all prior versions hereof or thereof. This commitment letter may only be amended by a writing signed by all parties hereto.

IF THIS COMMITMENT LETTER, THE TERM SHEET, THE FEE LETTER, OR ANY ACT, OMISSION, OR EVENT HEREUNDER OR THEREUNDER BECOMES

[FIRST OF CHICHGO LETTERHEAD]


                                                                  March 31, 1997

THE SUBJECT OF A DISPUTE, THE BORROWER, THE AGENT, AND THE ARRANGER EACH HEREBY WAIVE TRIAL BY JURY. THIS COMMITMENT LETTER SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

                                 Sincerely,
                                 THE FIRST NATIONAL BANK OF CHICAGO
                                 individually and as Agent
                                 By: Patricia H. Besser
                                     ------------------------------
                                 Title:  Vice President/Sr. Banker
                                         --------------------------
                                 FIRST CHICAGO CAPITAL MARKETS, INC.
                                 as Arranger
                                 By: Sumit Sengupta
                                    -------------------------------
                                 Title:  Director
                                         --------------------------

ACCEPTED AND AGREED TO:
SPX CORPORATION
By:     Patrick J. O'Leary
    ----------------------------
Title:  Chief Financial Officer
      --------------------------
Date:  4/4/97
      --------------------------

                          [FIRST CHICAGO LETTERHEAD]



                                                                  March 31, 1997
SPX Corporation
700 Terrace Point Drive
Muskegon, MI 49443-3301


Attention:  Mr. Patrick O'Leary
            Vice President Finance,
            Treasurer, and Chief Financial Officer

Gentlemen/Ladies:
                                 Re: Fee Letter

Reference is made to the letter ("Commitment Letter"), dated this date, from The First National Bank of Chicago (the "Agent") and First Chicago Capital Markets, Inc. (the "Arranger") to SPX Corporation (the "Borrower"). Capitalized terms not defined herein shall have the meaning set forth in the Commitment Letter. In addition to fees which may be agreed to by the Borrower in any existing or subsequent commitment letter, term sheet, fee letter, Credit Agreement, or other agreement, the Borrower agrees to pay the Agent and the Arranger the following non-refundable fees:

1. Arrangement Fee: An arrangement fee of 0.275 % of the Aggregate Commitment, payable to the Arranger on the date the Borrower signs the Credit Agreement.

2. Annual Administrative Agent's Fee: An annual fee of $50,000, payable to the Agent for the first year at the initial funding, and in years thereafter quarterly in arrears.

The foregoing fees are in addition to, and not in limitation of, any fees which shall be payable to the Agent in its capacity as a Lender. Nothing herein shall restrict the Agent and the Arranger (or require the consent of the Borrower) from dividing their respective fees between each other in a manner other than as set forth herein. The Borrower agrees not to disclose any or all of the terms of this fee letter to any person other than employees, attorneys, or accountants of the Borrower, in each case, to whom it is necessary to disclose the information (and whom, in each case, shall be made aware of this promise not to disclose)

[FIRST CHICAGO LETTERHEAD]


                                                                  March 31, 1997

                                                                     Page 2 of 2

or as may be required by law or any court or regulatory agency having jurisdiction over the Borrower.

If the Borrower is in agreement with the foregoing, please execute and return to the Arranger the enclosed copy of this fee letter.


                                       Sincerely,
                                       THE FIRST NATIONAL BANK OF CHICAGO
                                       individually and as Agent
                                       By:  Patricia H. Besser
                                           ----------------------------------
                                       Title:  Vice President/Sr. Banker
                                             --------------------------------
                                       FIRST CHICAGO CAPITAL MARKETS, INC.
                                       as Arranger
                                       By: Sumit Sengupta
                                           ----------------------------------
                                       Title:  Director
                                              -------------------------------

ACCEPTED AND AGREED TO:
SPX CORPORATION

By Patrick J. O'Leary
  --------------------------------
Title:  Chief Financial Officer
       ---------------------------
Date:  4/4/97
       ---------------------------

                                   TERM SHEET
                                SPX CORPORATION
                                 MARCH 31, 1997


This Term Sheet is delivered with a commitment letter of even date herewith (the "Commitment Letter"). Capitalized terms used herein and not otherwise defined herein shall have the meanings attributed to such terms in the Commitment Letter.

                                 GENERAL TERMS



Borrower:              SPX Corporation.

GUARANTORS:            Each wholly-owned domestic subsidiary shall
                       unconditionally guarantee all of the indebtedness, obligations, and liabilities of the Borrower arising under or in connection with the Loan Documents.

AGGREGATE AMOUNT:      $400,000,000 (the "Aggregate Commitment") comprised of
                       loans under the facility described below (the
                       "Facility").

ADMINISTRATIVE AGENT:  The First National Bank of Chicago (the "Agent").

ARRANGER:              First Chicago Capital Markets, Inc. (the "Arranger").

LENDERS: A group of lenders selected by the Arranger and reasonably satisfactory to the Borrower
                       (collectively, together with the Agent in its capacity as lender, the "Lenders"). (The maximum commitment of the Agent is $400,000,000.)

SYNDICATION            The Arranger will manage all aspects of the syndication
MANAGEMENT:            including, without limitation, the timing of offers to
                       potential Lenders, the amounts offered to potential
                       Lenders, the acceptance of commitments, and the compensation provided (subject to the provisions of this Term Sheet and the Fee Letter). Without limiting the foregoing, upon the Arranger's acceptance of any such commitment from a Lender, the Agent shall be relieved of its commitment to fund such amount.

ALLOCATION:            The Arranger shall, upon consultation with the Borrower,
                       allocate the commitments received from the Lenders.

COLLATERAL:            Unsecured.


                                  THE FACILITY


TYPE:                  Five-year revolving credit loan.

USE OF PROCEEDS:       The proceeds from the Facility will be used to repurchase
                       Borrower's common stock in an amount not to exceed
                       $150,000,000, provided that the $400,000,000 commitment shall be reduced by the principal amount of the public subordinated debt not tendered to the Borrower as part of its tender offer; to refinance existing senior debt; for acquisitions; and for working capital and general corporate purposes (with a $35,000,000 sublimit for letters of credit).

MATURITY:              Final maturity shall be the fifth anniversary of the
                       Closing Date.


                            INTEREST RATES AND FEES

All amounts outstanding under the Facility shall bear interest, at the Borrower's option, at the margin based on the ratio of Debt/EBITDA set forth in the table below. There shall be a commitment fee of the percent per annum set forth in the table below on the daily unborrowed portion of the Aggregate Commitment, payable quarterly in arrears to the Agent for the ratable benefit of the Lenders from closing until the termination date. Letters of credit shall be priced at the Eurodollar Rate Margin plus customary fees.

                                                  EURODOLLAR            POST-CLOSING
                                    BASE         RATE MARGIN           COMMITMENT FEE
             DEBT/EBITDA        RATE MARGIN   (IN BASIS POINTS)      (IN BASIS POINTS)
Level 1    >     3.5:1              0              100.0                  25.0
           -
Level 2    > 3.0:1 but < 3.5:1      0               87.5                  25.0
           -
Level 3    > 2.5:1 but < 3.0:1      0               75.0                  22.5
           -
Level 4    > 2.0:1 but < 2.5:1      0               62.5                  20.0
           -
Level 5    > 1.0:1 but < 2.0:1      0               50.0                  17.5
           -
Level 6        < 1.0:1              0               37.5                  15.0



Initial pricing shall be set at Level 4.

Debt/EBITDA shall be determined quarterly, beginning with the quarter ending June 30, 1997, for the preceding 12-month period.



GENERAL PROVISIONS     Eurodollar Rate interest periods shall be one, two,
RELATING TO            three, or six months. Interest on Eurodollar Rate
INTEREST RATES:        loans shall be payable in arrears on the last day of each
                       interest period and, in the case of an interest period longer than three months, quarterly, upon any prepayment
                       (whether due to acceleration or otherwise), and at final maturity.

                       Interest on all loans, Eurodollar Rate loans, and fees shall be calculated for actual days elapsed on the basis of a 360-day year. Interest on ABR loans shall be calculated for actual days elapsed on the basis of a 365-, or when appropriate, 366-day year.

                       The Credit Agreement will include customary provisions relating to yield protection, availability, and capital adequacy. After default, the Required Lenders may increase the interest rate to ABR plus 2% per annum.

DEFINITIONS RELATING   The following terms shall have the meanings set forth
TO INTEREST RATES:     below:

                       "ABR" means a fluctuating rate of interest equal to the higher of (a) CBR and (b) the Federal Funds Effective Rate most recently determined by the Agent plus 1/2% per annum.

                       "CBR" means the corporate base rate of interest announced by the Agent from time to time, changing when and as said corporate base rate changes.

                       "Eurodollar Rate" means the rate at which the Agent offers to place deposits in U.S. dollars with first-class banks in the London interbank market at 11:00 a.m. (London time) two business days prior to the borrowing date in the approximate amount of, and for a maturity corresponding to, the Agent's (in its capacity as a Lender) portion of the loan, adjusted for Federal Reserve Board reserve requirements.

                       "Federal Funds Effective Rate" means, for any period, a fluctuating rate of interest equal for each day during such period to (a) the weighted average of the rates on overnight Federal Funds transaction with members of the Federal Reserve System arranged by Federal Funds brokers, as published for such day by the Federal Reserve Bank of New York or (b) if such rate is not so published for any day the average of the quotations for such day on such transactions received by the Agent from three Federal Funds brokers of recognized standing selected by it.




AGENT AND              The Borrower shall pay such additional fees to the Agent
ARRANGER FEES:         and the  Arranger as are specified in the Fee Letter
                       dated the date hereof between the Borrower and the Agent and the Arranger.

INITIAL BORROWINGS:    All borrowings must be ABR or one week Eurodollar loans
                       until the earlier of 90 days following closing or the date the Agent determines the syndication has closed.

                         PREPAYMENTS AND COMMITMENT REDUCTIONS


MANDATORY              Prepayments for sale of assets (other than those
PREPAYMENTS:           permitted by part (i) of the asset sale covenant).

VOLUNTARY              The Aggregate Commitment may be reduced by the Borrower
COMMITMENT             in a minimum amount of $5,000,000 upon three business
REDUCTIONS:            days' prior written notice.

VOLUNTARY
PREPAYMENTS:           Loans bearing interest based on the ABR may be prepaid at
                       any time without penalty in a minimum amount of $1,000,000. Loans bearing interest based on the Eurodollar Rate may be paid at any time, provided that the Borrower shall compensate the Lenders for any funding losses and loss of profits incurred as a result of any prepayment of a loan bearing interest based on the Eurodollar Rate prior to the last day of the applicable interest period.

APPLICATION OF         All mandatory prepayments shall permanently reduce
PREPAYMENTS:           commitments under the Facility and repay outstandings in
                       excess of the reduced commitment.

                              CONDITIONS PRECEDENT

Usual conditions to each loan (including absence of default or unmatured default, absence of material litigation, and lack of material adverse change from the Borrower's financial condition and operations as reflected in the Borrower's consolidated financial statements as of December 31, 1996, previously delivered to the Agent (except as disclosed in writing by Borrower to Agent prior to the Closing Date or as otherwise approved by the Required Lenders)). Additional conditions precedent to initial loan will include, without limitation, pro forma financial statements reflecting the transactions contemplated herein; and consent, if necessary, of the public subordinated debt holders or other debt holders.

                          REPRESENTATIONS AND WARRANTIES

Usual representations and warranties to be made as of the Closing Date and in connection with each loan including, without limitation, representations regarding corporate existence and standing, authorization and validity, no conflict, government consent, financial statements, absence of material adverse change, absence of litigation and contingent obligations, taxes, subsidiaries, ERISA, compliance with laws, ownership of properties, insurance, absence of default or unmatured default, and continued accuracy of representations, subject in each case to customary exceptions (including without limitation with respect to materiality in a manner acceptable to Borrower and Agent).

                                   COVENANTS

The Credit Agreement will contain customary covenants (including, without limitation, compliance with laws, maintenance of insurance, keeping of books, conduct of business, maintenance of properties, payment of taxes, inspection of records, and furnishing of quarterly and annual financial statements, quarterly compliance certificates, and other financial information. The Credit Agreement will contain the following covenants:

RESTRICTED PAYMENTS:   The Borrower shall not pay any dividends or other
                       distributions on its capital stock or repurchase any capital stock of the Borrower (except for any such dividends, distributions or repurchases payable solely in capital stock of the Borrower or in cash in lieu of fractional shares in respect thereof). Notwithstanding the foregoing, the Borrower may, provided there is no default, (i) apply up to $150,000,000 to the repurchase of the Borrower's common stock pursuant to the proposed
                       Dutch Auction, (ii) repurchase an additional 500,000 shares of the Borrower's common stock pursuant to a buy-back program to be announced. Borrower may also prepay any subordinated debt not prepaid at the time of the initial funding hereunder.

INDEBTEDNESS:          The Borrower shall not, nor permit any subsidiary to,
                       incur indebtedness except (i) indebtedness existing on the date of closing and refinancings thereof, (ii) indebtedness of any person existing at the time of the acquisition of the capital stock of such person or all or substantially all of the assets of such person, (iii) indebtedness in connection with any sale of receivables described under the caption "Sale of Accounts" below, and
                       (iv) a $20,000,000 debt basket for additional indebtedness not covered by the other exceptions to this covenant.

MERGERS,               Borrower will not, nor permit any subsidiary to,
CONSOLIDATIONS,        consolidate, merge or sell all or substantially all of
SALE OF ASSETS:        its assets, except (i) a subsidiary may merge or
                       consolidate with or sell its assets to the Borrower or another subsidiary or otherwise if the "Sale of Assets" covenant is complied with, (ii) the Borrower may consolidate or merge with or sell all of its assets to another person, provided that the Borrower is the surviving person and immediately after such merger, Borrower shall not be in default under the Credit
                       Agreement, and (iii) other exceptions similar to those contained in the Credit Agreement among SPX Corporation, the Agent, and the Lenders named therein, dated March 24, 1994 ("Existing Credit Agreement").

SALE OF ASSETS:        The Borrower will not, and will not permit any subsidiary
                       to, sell, lease, transfer or otherwise dispose of assets with an aggregate market value in excess of $10,000,000 in any one year, unless the proceeds thereof are (i) invested within a twelve month period in other capital assets (including any goodwill in connection therewith), whether directly, through the purchase of the equity interests in another person or otherwise, or (ii) applied to the repayment of the Facility; provided that the aggregate asset sales shall not exceed annually 15% of the Borrower's consolidated assets and shall not exceed 25% of the Borrower's consolidated assets during the term of the Facility.

INVESTMENTS, LOANS,    Borrower will not, and will not permit any subsidiary, to
ADVANCES AND           make any investments in the capital stock of any other
ACQUISITIONS:          person, or loans, or advances or acquisitions of the
                       capital stock or indebtedness of any other person or of all or substantially all of the assets of any person or partnership interest ("Investments") with exceptions similar to those contained in the Existing Credit
                       Agreement. Without limiting the foregoing, Borrower may make Investments (i) up to $75,000,000 of investments in subsidiaries of which up to $20,000,000 may be investments in foreign subsidiaries, and (ii) in an amount up to $50,000,000 (including assumed debt) per acquisition (provided that Borrower may make the approximately $70,000,000 acquisition of the Company previously identified to Agent) with an aggregate of $150,000,000 (including assumed debt) of acquisitions during the term of the Facility, with usual conditions before each acquisition, including without limitation, no default before or on a pro forma basis after each acquisition.

LIENS AND
ENCUMBRANCES:          Borrower will not, nor permit any subsidiary to, create
                       or incur any lien, other than (i) customary exceptions for liens for taxes, statutory liens, judgment liens, and exceptions to title, (ii) liens existing on the Closing Date, (iii) liens existing on assets at the time of the acquisition thereof (and not incurred in contemplation thereof), (iv) liens existing on assets of any person at the time such person becomes a subsidiary
                       (and not incurred in contemplation thereof), (v) purchase money liens and capital leases, (vi) liens in respect of industrial development projects and (vii) other liens, in addition to those described in clauses (i) - (vii) above incurred in the ordinary course of business; provided that the obligations secured by all such liens for items
                       (v) through (vii) shall not exceed $20,000,000 in the aggregate; and provided further that the industrial revenue bonds, purchase money liens and capital leases existing on the closing date shall not be counted toward the $20 000,000 basket.

TRANSACTION WITH
AFFILIATES:            The Borrower will not, nor permit any subsidiary to,
                       enter into any transaction with an affiliate (other than transactions between the Borrower or any subsidiary with any subsidiary) except on fair and reasonable terms no less favorable to the Borrower or such subsidiary than would obtain in a comparable arm's-length transaction with a person other than an affiliate.

SALE OF ACCOUNTS:      Borrower will not sell accounts, except the sale of
                       receivables in connection with a $50,000,000 asset securitization acceptable to the Required Lenders.

FINANCIAL COVENANTS:   Ratio of Debt to EBITDA not to exceed 3.75:1.0 for the
                       period from closing to December 31, 1997, 3.5:1.0 for the period from January 1, 1998, to September 30, 1998, and 3.0:1 thereafter.

                       Ratio of (EBITDA + Rentals - CapEx) to (Interest Expense + Rentals) not to be less than 1.5:1.0 for the period from closing to September 30, 1997, 1.75:1 for the period from October 1, 1997, to September 30, 1998, and 2:0:1 thereafter.

                       Capital Expenditures shall mean all payments during a specified period in respect of expenditures for any assets, or for improvements, replacements, substitutions or additions therefor or thereto, which are capitalized on the consolidated balance sheet of the Borrower (except in respect of any capital leases, assets acquired with the proceeds of purchase money indebtedness, Acquisitions, etc.).


                       Debt shall mean, without duplication, obligations of the Borrower and its subsidiaries for borrowed money, obligations secured by assets of the Borrower and its subsidiaries and guaranties of Debt of others by the Borrower or any subsidiary, including without limitation, receivables financings.

                       EBITDA shall mean consolidated net income of the Borrower and its subsidiaries, plus interest expense, depreciation, amortization and other non-cash charges and income taxes, all as determined in accordance with GAAP, except that interest expense shall be adjusted for the effect of any rate hedging transaction or interest rate swap. EBITDA will exclude the following items reflected in the Borrower's financial statements for those quarters prior to and ending on June 30, 1997: a goodwill write-off of $67,800,000 during 1996; restructuring charges incurred during 1996 of $15,800,000; premiums for repurchase of subordinated debt of $26,700,000; and costs and fees related to accounts receivable securitizations.

                       Rentals shall mean all rentals payable by the Borrower or any subsidiary as a lessee of real or personal property, excluding, however, any amounts payable on account of maintenance, repairs, insurance, taxes, assessments, water rates and similar charges.

Other: Covenants for sale and leaseback, financial reporting, use of proceeds, notice of default, conduct of business, taxes, insurance, compliance with laws, maintenance of properties, inspection, environmental matters, change in corporate or partnership structure or fiscal year, tax consolidation, ERISA compliance.

                                    DEFAULTS

Nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period of 5 days; material inaccuracy of representations and warranties; violation of covenants (subject, in the case of affirmative covenants, to a grace period of 30 days after notice from the Agent or any Lender); the acquisition by any person of 25% or more of Borrower's voting stock (but excluding any acquisition by any shareholder currently owning 10% or more of Borrower's voting stock), or during any 25 consecutive months, the ceasing of the continuing directors (including each director first elected during such period who was approved by a vote of a majority of the directors of the Borrower) to constitute a majority of the board of Borrower ("change of control"); cross-default to indebtedness of the Borrower or any of its subsidiaries in an aggregate principal amount of more than $10,000,000; bankruptcy of the Borrower or any subsidiary; judgments in excess of $10,000,000 in the aggregate against the Borrower or any subsidiary remain unpaid 30 days after due; termination or invalidity of the guarantee of any Guarantor; a violation of environmental law which could reasonably be expected to have a material adverse effect; and the occurrence of a default under any Loan Document.

                                     VOTING

Amendments and waivers with respect to the loan documentation for the Facility shall require the approval of Lenders holding not less than 51% of the aggregate principal amount of Loans and unused Commitments under the Facility (the "Required Lenders"), except that the consent of each Lender affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled final maturity of any loans, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof, (iii) increases in the amount or extensions of the expiry date of any Lender's commitment, (iv) modifications to the voting percentages required for amendments to the loan documentation under the Facility, (v) release of guarantors, (vi) reductions in the amount or extensions of the payment date for prepayments, (vii) permitting Borrower assignments, or (viii) amending the definition of commitment.

                         ASSIGNMENTS AND PARTICIPATIONS

The Lenders shall be permitted to sell participations in their loans and commitments (with voting rights for participants limited to those matters requiring the affirmative vote of each Lender affected thereby as described under "Voting" above); and the Lenders shall be permitted to sell

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



assignments in their loans and commitments with the consent of the Agent and the Borrower, which consent shall not be unreasonably withheld (with customary exceptions for which no such consent is required).

                                 MISCELLANEOUS


GOVERNING LAW:         The Commitment Letter, the Fee Letter, and this Term
                       Sheet are governed by the internal laws of the State of Illinois.

EXPENSES:              The expenses of the Agent and the Arranger, whether
                       incurred prior to or subsequent to closing, in investigation, preparation, negotiation, documentation, syndication, administration, and collection will be for the account of the Borrower, including reasonable expenses of and fees for attorneys for the Agent and the Arranger (who may or may not be employees of the Agent or the Arranger) and, in connection with any enforcement thereof or restructuring thereof after a default, other advisors and professionals engaged by the Agent or the Arranger.

                       This Term Sheet is intended as an outline only and does not purport to summarize all the conditions, covenants, representations, warranties, and other provisions which would be contained in definitive legal documentation for the financing contemplated hereby. The commitment of the Agent and the other Lenders is subject to negotiation and execution of definitive Loan Documents in form and substance satisfactory to the Lenders and their respective counsel.

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